FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

	809940
Merrill Lynch Mortgage Investors, Inc.	**0000809940**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, June 28, 2005, MLMI Series 2005-A5	**333-121605**

___

Name of Person Filing the Document
(If Other than the Registrant)

05059611

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

MERRILL LYNCH MORTGAGE INVESTORS, INC.

By: ______________________
Name: Alan Chan
Title: Vice President

Dated: June 29, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

RMBS New Transaction

Computational Materials

$[734,080,000] (approximate)

MLMI 2005-A5

Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

Merrill Lynch Mortgage Lending, Inc.
Seller

Wells Fargo Bank Minnesota, N.A.
Master Servicer

Washington Mutual Bank
Originator and Servicer

June [8], 2005

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all material of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that residential mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

CONTACTS

MBS/ABS Trading/Syndicate		
Scott Soltas	212-449-3659	scott_soltas@ml.com
Charles Sorrentino	212-449-3659	charles_sorrentino@ml.com
Colin Sheen	212-449-3659	colin_sheen@ml.com
Edgar Seah	212-449-3659	edgar_seah@ml.com
Global Asset Backed Finance		
Matt Whalen	212-449-0752	matthew_whalen@ml.com
Paul Park	212-449-6380	paul_park@ml.com
Tom Saywell	212-449-2122	tom_saywell@ml.com
Alan Chan	212-449-8140	alan_chan@ml.com
Fred Hubert	212-449-5071	fred_hubert@ml.com
Parkson Young	212-449-1768	parkson_young@ml.com
Alice Chu	212-449-1701	alice_chu@ml.com
Sonia Lee	212-449-5067	sonia_lee@ml.com
Oleg Saitskiy	212-449-1901	oleg_saitskiy@ml.com
Keith Singletary	212-449-9431	keith_singletary@ml.com
Calvin Look	212-449-5029	calvin_look@ml.com
Fitch		
Tara Sweeney	212-908-0347	tara.sweeney@fitchratings.com
Standard & Poor's		
Rasool Alizadeh	212-438-3136	rasool_alizadeh@sandp.com

DEAL STRUCTURE SUMMARY:

MLMI 2005-A5

$[734,080,000] (Approximate, Subject to Final Collateral)
Adjustable Rate Residential Mortgage Loans

Class		Principal Balance	WAL (Yrs) (Roll/Mat)(1)	Payment Window (Months) (Roll/Mat)(1)	Pass-Through Rates	Tranche Type	Expected Rtgs S&P/Fitch
A-1	$	224,692,000	1.40/1.40	1-40/1-40	WAC(2)	Senior	AAA/AAA
A-2	$	54,661,000	4.13/4.16	40-58/40-62	Variable(3)	Senior	AAA/AAA
A-3	$	74,922,000	4.82/8.38	58-58/62-358	Variable(4)	Senior	AAA/AAA
A-4	$	354,275,000	2.54/3.30	1-58/1-358	WAC(2)	Senior	AAA/AAA
A-IO		(5)	N/A/N/A	1-58/1-58	Variable(6)	Senior/IO	AAA/AAA
M-1	$	17,390,000	4.42/6.33	1-58/1-358	WAC(2)	Mezzanine	AA/NR
M-2	$	5,180,000	4.42/6.33	1-58/1-358	WAC(2)	Mezzanine	A/NR
M-3	$	2,960,000	4.42/6.33	1-58/1-358	WAC(2)	Mezzanine	BBB/NR
B-1	$	2,590,000				Subordinate	BB/NR
B-2	$	1,850,000		Information Not Provided Hereby		Subordinate	B/NR
B-3	$	1,480,000				Subordinate	NR/NR
Total	$	740,000,000					

(1) The WAL and Payment Windows to Roll and to Maturity for the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-IO Certificates are shown assuming all loans are paid on their first reset date ("CPB") at pricing speed of 25% CPR. The WAL and Payment Windows to Maturity for the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-IO Certificates are shown at pricing speed of 25% CPR (as described herein).

(2) The Class A-1, Class A-4, Class M-1, Class M-2 and Class M-3 Certificates will bear interest at a variable rate (the "Pass-Through Rate") equal to the weighted average of the Net Rates on the Mortgage Loans. The Pass-Through Rate for each class with respect to the first Interest Accrual Period is expected to be approximately [ ]%.

(3) For each Distribution Date in or before April 2010, the annual certificate interest rate on the Class A-2 Certificates will equal the lesser of (x) [ ] and (y) the weighted average of the Net Rates on the Mortgage Loans. For each Distribution Date in or after May 2010, the annual certificate interest rate on these certificates will equal the weighted average of the Net Rates on the Mortgage Loans. The Pass-Through Rate for each class with respect to the first Interest Accrual Period is expected to be approximately [ ]%.

(4) For each Distribution Date in or before April 2010, the annual certificate interest rate on the Class A-3 Certificates will equal the lesser of (x) [ ] and (y) the weighted average of the Net Rates on the Mortgage Loans. For each Distribution Date in or after May 2010, the annual certificate interest rate on these certificates will equal the weighted average of the Net Rates on the Mortgage Loans. The Pass-Through Rate for each class with respect to the first Interest Accrual Period is expected to be approximately [ ]%.

(5) For each Distribution Date in or before April 2010, the Class A-IO Certificates will accrue interest on the Class A-IO notional amount, which will equal the aggregate class principal balance of the Class A-2 and Class A-3 Certificates immediately before that Distribution Date. The initial Class A-IO notional amount will be approximately $129,583,000. For each Distribution Date in or after May 2010, the Class A-IO notional amount will equal zero and the Class A-IO Certificates will not receive any distributions of interest.

(6) For each Distribution Date in or before April 2010, the annual certificate interest rate on the Class A-IO Certificates will equal the excess, if any, of (i) the weighted average of the Net Rates on the Mortgage Loans over (ii) the weighted average of the annual certificate interest rates on the Class A-2 and Class A-3 Certificates.

Depositor:	Merrill Lynch Mortgage Investors, Inc.
Lead Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Co-Manager:	WaMu Capital Corporation
Trustee:	Wachovia Bank, National Association.
Rating Agencies:	S&P and Fitch will rate the Senior Certificates. S&P will rate the Mezzanine and Subordinate Certificates. It is expected that the Certificates will be assigned the credit ratings on page 4 of this preliminary Term Sheet.
Cut-off Date:	June 1, 2005.
Pricing Date:	On or about June [8] 2005.
Closing Date:	On or about June [30], 2005.
Distribution Dates:	The 25th day of each month (or if not a business day, the next succeeding business day), commencing in July 2005.
Certificates:	The "Senior Certificates" will consist of the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-IO Certificates (collectively, the "Class A Certificates"). The "Mezzanine Certificates" will consist of the Class M-1, Class M-2 and Class M-3 Certificates. The "Subordinate Certificates" will consist of the Class B-1, Class B-2 and Class B-3 Certificates. The Senior Certificates, Mezzanine Certificates and the Subordinate Certificates are collectively referred to herein as the "Certificates". Only the Class A-1, Class A-2, Class A-3, Class A-4, Class A-IO, Class M-1, Class M-2 and Class M-3 Certificates (collectively, the "Offered Certificates") are being offered publicly.
Registration:	The Offered Certificates will be made available in book-entry form through DTC, and upon request only, through Clearstream, Luxembourg and the Euroclear system.
Federal Tax Treatment:	It is anticipated that, for federal income tax purposes, the Offered Certificates will represent ownership of REMIC regular interests.
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA or other similar laws.
SMMEA Treatment:	The Senior Certificates and the Class M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Clean-Up Call:	The terms of the transaction allow for an optional termination of the trust and retirement of the Certificates on the date (the "Clean-Up Call Date") on which the aggregate principal balance of the Mortgage Loans is equal to 10% or less of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Offered Certificates will be priced assuming all loans are paid on their first reset date ("CPB") at a prepayment speed of 25% CPR.
Mortgage Loans:	The trust will consist of one group of approximately 1,204 adjustable rate, prime mortgage loans secured by first liens on one- to four-family residential properties. The information on the Mortgage Loans described herein is based on the pool of approximately $742,947,826 aggregate principal balance of Mortgage Loans as the Cut-off Date. Approximately 81.33% and 18.67% of the Mortgage Loans are indexed based on one-year Treasury and one-year LIBOR, respectively, and all have original terms to maturity of 30 years. Approximately 94.29% of the Mortgage Loans are scheduled to pay interest only for the first five years. All Mortgage Loans were generally originated in accordance with the related underwriting guidelines specified in the prospectus supplement.
Accrual Period:	The interest accrual period for the Certificates for each Distribution Date will be the calendar month immediately preceding the month in which the Distribution Date occurs on a 30/360 basis.

Credit Enhancement: Senior/subordinate, shifting interest structure.

Certificates	S&P/Fitch	Bond Sizes*	Initial Subordination*
Senior Certificates	AAA/AAA	95.75%	4.25%
Class M-1	AA/NR	2.35%	1.90%
Class M-2	A/NR	0.70%	1.20%
Class M-3	BBB/NR	0.40%	0.80%

*Preliminary and subject to revision.

Shifting Interest: Prior to the Distribution Date occurring in July 2012, the Mezzanine Certificates and Subordinate Certificates will be locked out from receipt of all unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Mezzanine Certificates and Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Mezzanine Certificates and Subordinate Certificates will receive an increasing portion of unscheduled principal prepayments.

The prepayment percentages on the Mezzanine Certificates and Subordinate Certificates are as follows:

July 2005 - June 2012	0% Pro Rata Share
July 2012 - June 2013	30% Pro Rata Share
July 2013 - June 2014	40% Pro Rata Share
July 2014 - June 2015	60% Pro Rata Share
July 2015 - June 2016	80% Pro Rata Share
July 2016 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Mezzanine Certificates and Subordinate Certificates reaches twice the initial subordination, on or after the Distribution Date in July 2008, all principal (scheduled principal and prepayments) will be paid pro-rata between the Senior, Mezzanine and Subordinate Certificates (subject to performance triggers).

Any principal not allocated to the Mezzanine Certificates and Subordinate Certificates will be allocated to the Senior Certificates.

Allocation of Realized Losses: Any realized losses, on the Mortgage Loans will be allocated as follows: first, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective certificate principal balance has been reduced to zero; second, to the Mezzanine Certificates in reverse order of their numerical Class designations, in each case until the respective certificate principal balance has been reduced to zero; and third to the Senior Certificates, pro-rata until their certificate principal balance has been reduced to zero.

Certificates' Priority of Distributions:

Distributions on the Certificates will be made on each Distribution Date from available interest and principal collections received during the related due period on the Mortgage Loans, in the following order of priority:

1) To the Senior Certificates, pro-rata, accrued and unpaid interest at the respective pass-through rate;
2) Concurrently as follows, principal distributions from available funds remaining, in each case until its certificate principal balance is reduced to zero (other than any portion of such principal distributable to the Mezzanine and Subordinate Certificates pursuant to (4) below):
    i) 50% to the Class A-1, Class A-2 and Class A-3 Certificates, sequentially, in that order, until the certificate principal balance thereof is reduced to zero.
    ii) 50% to the Class A-4 Certificates, until the certificate principal balance thereof is reduced to zero.

3) Sequentially to the Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 Certificates, in that order, in each case up to an amount equal to and in the following order, (i) first, accrued and unpaid interest at the respective Pass-Through Rate and (ii) second, such Class' pro-rata share of principal as described under "Shifting Interest" above, until their respective certificate principal balances are reduced to zero.

Assumptions:

25% CPR
To Weighted Average Roll Date
Initial 1 Year Treasury: 3.28000%
Initial 1 Year LIBOR: 3.72063%

Assumed Mortgage Loan Characteristics

Loan Type	Principal Balance($)	Current Mortgage Rate(%)	Net Mortgage Rate(%)	Original Term to Maturity (Months)	Remaining Term to Maturity (Months)	Interest-Only Remaining (Months)	Gross Margin(%)	Maximum Mortgage Rate(%)	Minimum Mortgage Rate(%)	Initial Rate Cap(%)	Periodic Rate Cap(%)	Next Rate Adjustment (Months)	Rate Adjustment Frequency (Months)
1 Year LIBOR	9,572,035.14	5.213	4.838	360	358	0	2.250	10.213	2.250	5.000	2.000	58	12
1 Year LIBOR	128,605,456.68	5.259	4.884	360	358	58	2.251	10.259	2.251	5.000	2.000	58	12
1 Year Treasury	32,677,837.34	5.257	4.882	360	358	0	2.750	10.257	2.750	5.000	2.000	58	12
1 Year Treasury	569,144,670.84	5.291	4.916	360	358	58	2.750	10.291	2.750	5.000	2.000	58	12

TOTAL MORTGAGE LOANS

MORTGAGE LOANS
As of the Cut-off Date

Total Current Balance	$742,947,826.07
Total Number of Loans	1,204

	Average or Weighted Average (1)	Minimum	Maximum
Current Balance	$617,066.30	$250,000.00	$1,500,000.00
Original Balance	$617,929.18	$359,960.00	$1,500,000.00
Loan Rate	5.283%	4.000%	6.875%
Servicing Fee	0.375%	0.375%	0.375%
Net Loan Rate	4.908%	3.625%	6.500%
Gross Margin	2.657%	2.250%	2.960%
Maximum Loan Rate	10.283%	9.000%	11.875%
Original LTV	67.98%	11.56%	80.00%
Credit Score	740	622	819
Original Term (mos)	360	360	360
Remaining Term (mos)	358	347	359
Seasoning (mos)	2	1	13
Next Rate Reset	58	47	59
Rate Adj Freq	12	12	12
First Rate Adj Freq	60	60	60
IO Original Term (2)	60	60	60
IO Remaining Term (2)	58	47	59
Top State Concentrations ($)	CA(71.69%),WA(4.38%),NY(2.95%),IL(2.94%),CT(2.83%)		
First Pay Date		06/01/2004	06/01/2005
Rate Change Date		05/01/2009	05/01/2010
Maturity Date		05/01/2034	05/01/2035

(1) Based on current balances
(2) For Interest-Only loans.

Index

Index	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
1 Year Treasury	965	$604,219,897.47	81.33%	5.289%	741	$626,135	67.67%	21.46%	94.57%
1 Year LIBOR	239	138,727,928.60	18.67	5.256	735	580,452	69.30	34.80	93.07
Total:	**1,204**	**$742,947,826.07**	**100.00%**	**5.283%**	**740**	**$617,066**	**67.98%**	**23.95%**	**94.29%**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
5/1 LIBOR Loans	20	$9,610,165.81	1.29%	5.213%	718	$480,508	70.45%	100.00%	0.00%
5/1 Treasury Loans	64	32,808,011.10	4.42	5.257	735	512,625	66.75	73.72	0.00
5/1 IO LIBOR Loans	219	129,117,762.79	17.38	5.259	736	589,579	69.21	29.95	100.00
5/1 IO Treasury Loans	901	571,411,886.37	76.91	5.291	741	634,197	67.73	18.46	100.00
Total:	**1,204**	**$742,947,826.07**	**100.00%**	**5.283%**	**740**	**$617,066**	**67.98%**	**23.95%**	**94.29%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Fully Amortizing	84	$42,418,176.91	5.71%	5.247%	731	$504,978	67.58%	79.68%	0.00%
60 Month Interest-Only	1,120	700,529,649.16	94.29	5.285	740	625,473	68.00	20.58	100.00
Total:	**1,204**	**$742,947,826.07**	**100.00%**	**5.283%**	**740**	**$617,066**	**67.98%**	**23.95%**	**94.29%**

Cut-off Date Stated Principal Balances

Range of Cut-off Date Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
200,000.01 to 300,000.00	1	$250,000.00	0.03%	5.375%	750	$250,000	79.93%	0.00%	100.00%
300,000.01 to 400,000.00	160	61,507,111.18	8.28	5.263	742	384,419	68.58	30.70	88.08
400,000.01 to 500,000.00	339	154,276,967.46	20.77	5.266	740	455,094	70.06	30.26	89.38
500,000.01 to 600,000.00	249	137,236,854.94	18.47	5.310	743	551,152	70.68	22.40	93.63
600,000.01 to 700,000.00	170	110,961,842.30	14.94	5.261	741	652,717	71.15	27.27	96.46
700,000.01 to 800,000.00	80	60,416,157.63	8.13	5.282	740	755,202	67.97	23.49	97.58
800,000.01 to 900,000.00	50	42,804,669.04	5.76	5.270	739	856,093	65.81	20.39	93.83
900,000.01 to 1,000,000.00	73	70,347,976.67	9.47	5.377	739	963,671	63.79	15.33	97.25
1,000,000.01 to 1,100,000.00	16	16,882,640.03	2.27	5.214	742	1,055,165	56.43	18.89	100.00
1,100,000.01 to 1,200,000.00	12	13,882,000.00	1.87	5.335	725	1,156,833	63.47	16.94	100.00
1,200,000.01 to 1,300,000.00	17	21,483,000.00	2.89	5.287	728	1,263,706	61.85	17.32	100.00
1,300,000.01 to 1,400,000.00	17	23,168,406.83	3.12	5.271	720	1,362,847	64.46	23.51	100.00
1,400,000.01 to 1,500,000.00	20	29,730,199.99	4.00	5.194	750	1,486,510	60.35	10.09	100.00
Total:	**1,204**	**$742,947,826.07**	**100.00%**	**5.283%**	**740**	**$617,066**	**67.98%**	**23.95%**	**94.29%**

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
3.751 to 4.000	2	$1,285,000.00	0.17%	4.000%	767	$642,500	71.41%	50.58%	100.00%
4.001 to 4.250	4	3,688,198.80	0.50	4.234	755	922,050	46.40	29.82	100.00
4.251 to 4.500	12	6,801,603.81	0.92	4.463	758	566,800	66.44	65.88	94.47
4.501 to 4.750	21	10,765,926.18	1.45	4.669	733	512,663	72.17	36.80	84.26
4.751 to 5.000	215	135,504,705.48	18.24	4.944	737	630,254	66.99	26.38	90.24
5.001 to 5.250	424	256,319,796.27	34.50	5.193	741	604,528	68.15	22.92	94.73
5.251 to 5.500	351	216,131,992.03	29.09	5.437	740	615,761	67.87	22.70	97.19
5.501 to 5.750	124	82,270,304.36	11.07	5.675	739	663,470	69.11	22.26	93.69
5.751 to 6.000	41	23,695,140.21	3.19	5.907	749	577,930	70.94	20.43	94.89
6.001 to 6.250	7	4,707,600.00	0.63	6.151	720	672,514	66.30	22.64	100.00
6.251 to 6.500	1	658,000.00	0.09	6.375	750	658,000	70.00	0.00	100.00
6.751 to 7.000	2	1,119,558.93	0.15	6.875	753	559,779	64.53	0.00	0.00
Total:	**1,204**	**$742,947,826.07**	**100.00%**	**5.283%**	**740**	**$617,066**	**67.98%**	**23.95%**	**94.29%**

Remaining Term

Remaining Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
347	2	$1,735,000.00	0.23%	4.159%	764	$867,500	33.89%	63.40%	100.00%
348	1	675,000.00	0.09	4.875	737	675,000	67.23	100.00	100.00
354	1	720,000.00	0.10	4.875	741	720,000	75.00	0.00	100.00
355	6	3,549,798.24	0.48	5.287	729	591,633	72.69	15.78	72.05
356	5	2,452,977.03	0.33	5.190	754	490,595	77.99	83.47	61.86
357	43	26,683,530.62	3.59	5.095	733	620,547	70.85	21.29	90.79
358	858	531,738,939.26	71.57	5.262	739	619,742	67.47	24.07	94.81
359	288	175,392,580.92	23.61	5.391	742	609,002	69.16	22.76	94.05
Total:	**1,204**	**$742,947,826.07**	**100.00%**	**5.283%**	**740**	**$617,066**	**67.98%**	**23.95%**	**94.29%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
10.01 to 20.00	6	$4,600,000.00	0.62%	5.000%	759	$766,667	17.05%	23.91%	100.00%
20.01 to 30.00	11	5,902,030.37	0.79	5.248	775	536,548	25.32	9.54	90.46
30.01 to 40.00	20	12,956,199.81	1.74	5.272	758	647,810	36.29	9.71	96.78
40.01 to 50.00	71	46,906,351.09	6.31	5.235	744	660,653	45.65	9.20	89.60
50.01 to 60.00	129	89,024,924.40	11.98	5.291	742	690,116	56.17	21.11	94.98
60.01 to 70.00	285	208,352,617.42	28.04	5.288	737	731,062	66.52	17.65	95.66
70.01 to 75.00	316	185,248,672.18	24.93	5.312	736	586,230	74.15	18.72	94.54
75.01 to 80.00	366	189,957,030.80	25.57	5.267	742	519,008	79.31	42.36	93.19
Total:	**1,204**	**$742,947,826.07**	**100.00%**	**5.283%**	**740**	**$617,066**	**67.98%**	**23.95%**	**94.29%**

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
601 to 625	1	$1,347,500.00	0.18%	5.500%	622	$1,347,500	70.00%	100.00%	100.00%
626 to 650	7	3,342,404.37	0.45	5.215	642	477,486	71.32	85.28	26.24
651 to 675	13	6,360,521.70	0.86	5.269	667	489,271	71.06	78.63	43.07
676 to 700	149	98,979,576.24	13.32	5.274	691	664,292	68.44	33.90	96.00
701 to 725	289	181,279,008.05	24.40	5.298	713	627,263	68.56	19.97	95.59
726 to 750	242	138,863,924.39	18.69	5.278	738	573,818	69.15	19.36	94.96
751 to 775	262	167,241,442.79	22.51	5.264	763	638,326	67.77	26.25	93.54
776 to 800	206	126,461,727.32	17.02	5.293	787	613,892	65.84	19.29	96.59
801 to 825	35	19,071,721.21	2.57	5.327	808	544,906	65.73	20.14	88.04
Total:	**1,204**	**$742,947,826.07**	**100.00%**	**5.283%**	**740**	**$617,066**	**67.98%**	**23.95%**	**94.29%**

Geographic Area

Geographic Area	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Arizona	21	$13,947,521.73	1.88%	5.324%	748	$664,168	68.26%	39.06%	97.21%
California	862	532,645,325.08	71.69	5.284	740	617,918	67.85	19.87	96.53
Colorado	16	8,369,062.14	1.13	5.336	740	523,066	72.91	22.56	94.27
Connecticut	28	21,044,199.07	2.83	5.281	749	751,579	61.27	17.47	98.20
Florida	24	13,560,953.71	1.83	5.374	746	565,040	68.68	21.53	100.00
Georgia	3	1,849,900.00	0.25	4.852	763	616,633	67.63	64.53	100.00
Idaho	2	1,260,000.00	0.17	5.592	770	630,000	80.00	100.00	100.00
Illinois	34	21,810,061.41	2.94	5.303	733	641,472	70.65	34.38	90.79
Indiana	2	1,119,340.94	0.15	5.201	733	559,670	80.00	0.00	52.17
Iowa	1	550,000.00	0.07	4.500	777	550,000	73.33	100.00	100.00
Kentucky	1	446,400.00	0.06	5.500	739	446,400	80.00	100.00	100.00
Maine	1	623,000.00	0.08	5.375	688	623,000	70.00	0.00	100.00
Maryland	12	7,437,407.54	1.00	5.307	717	619,784	74.30	60.41	100.00
Massachusetts	29	17,697,982.61	2.38	5.117	732	610,275	64.88	44.18	68.29
Michigan	1	431,995.61	0.06	5.250	727	431,996	62.00	0.00	0.00
Minnesota	3	1,967,420.00	0.26	5.360	750	655,807	58.80	0.00	100.00
Nevada	16	10,192,025.17	1.37	5.346	738	637,002	68.51	25.54	96.08
New Hampshire	1	376,000.00	0.05	5.375	783	376,000	80.00	100.00	100.00
New Jersey	16	8,437,011.74	1.14	5.349	740	527,313	70.67	21.73	85.31
New Mexico	1	492,125.92	0.07	5.500	648	492,126	75.34	100.00	0.00
New York	34	21,934,208.93	2.95	5.299	751	645,124	66.77	13.23	94.65
North Carolina	1	560,020.24	0.08	5.500	717	560,020	75.00	100.00	0.00
Ohio	2	1,776,000.00	0.24	5.257	707	888,000	67.10	0.00	100.00
Oregon	8	4,533,450.00	0.61	5.303	747	566,681	73.20	27.76	100.00
Pennsylvania	4	3,105,000.00	0.42	5.172	727	776,250	70.75	0.00	100.00
South Carolina	2	755,600.00	0.10	4.931	718	377,800	72.61	51.03	100.00
Tennessee	1	408,000.00	0.05	4.750	724	408,000	80.00	100.00	100.00
Texas	8	4,452,141.54	0.60	5.090	736	556,518	65.98	35.34	91.55
Utah	6	3,633,540.00	0.49	4.932	726	605,590	67.24	61.28	100.00
Virginia	8	3,824,464.55	0.51	5.195	728	478,058	70.81	59.79	52.24
Washington	54	32,539,993.84	4.38	5.334	738	602,592	68.59	53.76	76.90
Wisconsin	2	1,167,674.30	0.16	5.273	756	583,837	80.00	45.40	54.60
Total:	**1,204**	**$742,947,826.07**	**100.00%**	**5.283%**	**740**	**$617,066**	**67.98%**	**23.95%**	**94.29%**

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Primary	1,131	$702,466,594.98	94.55%	5.282%	739	$621,102	67.99%	23.29%	94.22%
Second Home	71	39,681,638.91	5.34	5.285	750	558,896	67.61	34.16	97.50
Investment	2	799,592.18	0.11	5.750	758	399,796	73.33	100	0.00
Total:	**1,204**	**$742,947,826.07**	**100.00%**	**5.283%**	**740**	**$617,066**	**67.98%**	**23.95%**	**94.29%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Single Family	1,047	$658,265,913.65	88.60%	5.286%	739	$628,716	67.34%	24.40%	93.91%
Condominium	151	81,356,572.42	10.95	5.256	746	538,785	73.31	19.30	97.13
Two-to-Four Family	4	2,375,840.00	0.32	5.415	741	593,960	65.59	47.95	100.00
Townhouse	1	522,000.00	0.07	5.000	679	522,000	49.71	100.00	100.00
Cooperative	1	427,500.00	0.06	5.250	715	427,500	75.00	-	100.00
Total:	**1,204**	**$742,947,826.07**	**100.00%**	**5.283%**	**740**	**$617,066**	**67.98%**	**23.95%**	**94.29%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Purchase	491	$292,261,857.74	39.34%	5.289%	746	$595,238	73.44%	22.71%	93.60%
Refinance - Rate Term	263	164,731,070.10	22.17	5.181	737	626,354	63.66	26.76	91.76
Refinance - Cashout	450	285,954,898.23	38.49	5.336	736	635,455	64.88	23.61	96.45
Total:	**1,204**	**$742,947,826.07**	**100.00%**	**5.283%**	**740**	**$617,066**	**67.98%**	**23.95%**	**94.29%**

Loan Documentation

Loan Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
VVOE	581	$346,868,632.49	46.69%	5.318%	742	$597,020	64.78%	0.00%	100.00%
Low	269	190,149,864.46	25.59	5.283	741	706,877	70.76	0.00	97.46
Full	308	177,969,955.31	23.95	5.243	733	577,825	71.53	100.00	81.01
Streamlined	43	25,296,373.81	3.40	5.091	755	588,288	66.18	0.00	84.98
Stated Income/Stated Assets	3	2,663,000.00	0.36	5.176	711	887,667	65.20	0.00	100.00
Total:	**1,204**	**$742,947,826.07**	**100.00%**	**5.283%**	**740**	**$617,066**	**67.98%**	**23.95%**	**94.29%**

Margins

Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
2.250	239	$138,852,428.60	18.69%	5.254%	735	$580,973	69.30%	34.50%	93.08%
2.600	1	376,500.00	0.05	5.125	728	376,500	75.00	0.00	100.00
2.750	962	602,806,397.47	81.14	5.290	741	626,618	67.65	21.58	94.56
2.850	1	530,000.00	0.07	5.500	739	530,000	80.00	0.00	100.00
2.960	1	382,500.00	0.05	5.125	716	382,500	75.00	0.00	100.00
Total:	**1,204**	**$742,947,826.07**	**100.00%**	**5.283%**	**740**	**$617,066**	**67.98%**	**23.95%**	**94.29%**

Maximum Mortgage Rate

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
8.751 to 9.000	2	$1,285,000.00	0.17%	4.000%	767	$642,500	71.41%	50.58%	100.00%
9.001 to 9.250	4	3,688,198.80	0.50	4.234	755	922,050	46.40	29.82	100.00
9.251 to 9.500	12	6,801,603.81	0.92	4.463	758	566,800	66.44	65.88	94.47
9.501 to 9.750	21	10,765,926.18	1.45	4.669	733	512,663	72.17	36.80	84.26
9.751 to 10.000	215	135,504,705.48	18.24	4.944	737	630,254	66.99	26.38	90.24
10.001 to 10.250	424	256,319,796.27	34.50	5.193	741	604,528	68.15	22.92	94.73
10.251 to 10.500	351	216,131,992.03	29.09	5.437	740	615,761	67.87	22.70	97.19
10.501 to 10.750	123	81,602,304.36	10.98	5.674	739	663,433	69.05	22.44	93.63
10.751 to 11.000	42	24,363,140.21	3.28	5.903	748	580,075	71.10	19.87	95.03
11.001 to 11.250	7	4,707,600.00	0.63	6.151	720	672,514	66.30	22.64	100.00
11.251 to 11.500	1	658,000.00	0.09	6.375	750	658,000	70.00	0.00	100.00
11.751 to 12.000	2	1,119,558.93	0.15	6.875	753	559,779	64.53	0.00	0.00
Total:	**1,204**	**$742,947,826.07**	**100.00%**	**5.283%**	**740**	**$617,066**	**67.98%**	**23.95%**	**94.29%**

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
May 2009	2	$1,735,000.00	0.23%	4.159%	764	$867,500	33.89%	63.40%	100.00%
June 2009	1	675,000.00	0.09	4.875	737	675,000	67.23	100.00	100.00
December 2009	1	720,000.00	0.10	4.875	741	720,000	75.00	0.00	100.00
January 2010	6	3,549,798.24	0.48	5.287	729	591,633	72.69	15.78	72.05
February 2010	5	2,452,977.03	0.33	5.190	754	490,595	77.99	83.47	61.86
March 2010	43	26,683,530.62	3.59	5.095	733	620,547	70.85	21.29	90.79
April 2010	858	531,738,939.26	71.57	5.262	739	619,742	67.47	24.07	94.81
May 2010	288	175,392,580.92	23.61	5.391	742	609,002	69.16	22.76	94.05
Total:	**1,204**	**$742,947,826.07**	**100.00%**	**5.283%**	**740**	**$617,066**	**67.98%**	**23.95%**	**94.29%**

To Maturity

Percentage of Class A-1 Certificate Principal Balance Outstanding

Date	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR
Initial Percentage	100	100	100	100	100
June 25, 2006	75	67	59	51	42
June 25, 2007	54	41	28	16	5
June 25, 2008	36	19	5	0	0
June 25, 2009	21	4	0	0	0
June 25, 2010	9	0	0	0	0
June 25, 2011	0	0	0	0	0
June 25, 2012	0	0	0	0	0
June 25, 2013	0	0	0	0	0
June 25, 2014	0	0	0	0	0
June 25, 2015	0	0	0	0	0
June 25, 2016	0	0	0	0	0
June 25, 2017	0	0	0	0	0
June 25, 2018	0	0	0	0	0
June 25, 2019	0	0	0	0	0
June 25, 2020	0	0	0	0	0
June 25, 2021	0	0	0	0	0
June 25, 2022	0	0	0	0	0
June 25, 2023	0	0	0	0	0
June 25, 2024	0	0	0	0	0
June 25, 2025	0	0	0	0	0
June 25, 2026	0	0	0	0	0
June 25, 2027	0	0	0	0	0
June 25, 2028	0	0	0	0	0
June 25, 2029	0	0	0	0	0
June 25, 2030	0	0	0	0	0
June 25, 2031	0	0	0	0	0
June 25, 2032	0	0	0	0	0
June 25, 2033	0	0	0	0	0
June 25, 2034	0	0	0	0	0
June 25, 2035	0	0	0	0	0
WAL(yrs)	2.46	1.80	1.40	1.13	0.94

To Maturity

Percentage of Class A-2 Certificate Principal Balance Outstanding

Date	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR
Initial Percentage	100	100	100	100	100
June 25, 2006	100	100	100	100	100
June 25, 2007	100	100	100	100	100
June 25, 2008	100	100	100	66	20
June 25, 2009	100	100	55	5	0
June 25, 2010	100	64	6	0	0
June 25, 2011	90	21	0	0	0
June 25, 2012	53	0	0	0	0
June 25, 2013	21	0	0	0	0
June 25, 2014	0	0	0	0	0
June 25, 2015	0	0	0	0	0
June 25, 2016	0	0	0	0	0
June 25, 2017	0	0	0	0	0
June 25, 2018	0	0	0	0	0
June 25, 2019	0	0	0	0	0
June 25, 2020	0	0	0	0	0
June 25, 2021	0	0	0	0	0
June 25, 2022	0	0	0	0	0
June 25, 2023	0	0	0	0	0
June 25, 2024	0	0	0	0	0
June 25, 2025	0	0	0	0	0
June 25, 2026	0	0	0	0	0
June 25, 2027	0	0	0	0	0
June 25, 2028	0	0	0	0	0
June 25, 2029	0	0	0	0	0
June 25, 2030	0	0	0	0	0
June 25, 2031	0	0	0	0	0
June 25, 2032	0	0	0	0	0
June 25, 2033	0	0	0	0	0
June 25, 2034	0	0	0	0	0
June 25, 2035	0	0	0	0	0
WAL(yrs)	7.16	5.37	4.16	3.30	2.70

To Maturity

Percentage of Class A-3 Certificate Principal Balance Outstanding

Date	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR
Initial Percentage	100	100	100	100	100
June 25, 2006	100	100	100	100	100
June 25, 2007	100	100	100	100	100
June 25, 2008	100	100	100	100	100
June 25, 2009	100	100	100	100	74
June 25, 2010	100	100	100	72	48
June 25, 2011	100	100	77	50	31
June 25, 2012	100	90	57	34	20
June 25, 2013	100	71	42	23	12
June 25, 2014	96	55	30	16	8
June 25, 2015	79	43	22	11	5
June 25, 2016	66	34	16	7	3
June 25, 2017	54	26	12	5	2
June 25, 2018	44	20	9	3	1
June 25, 2019	36	16	6	2	1
June 25, 2020	30	12	4	2	*
June 25, 2021	24	9	3	1	*
June 25, 2022	20	7	2	1	*
June 25, 2023	16	5	2	*	*
June 25, 2024	13	4	1	*	*
June 25, 2025	10	3	1	*	*
June 25, 2026	8	2	1	*	*
June 25, 2027	6	2	*	*	*
June 25, 2028	5	1	*	*	*
June 25, 2029	3	1	*	*	*
June 25, 2030	3	1	*	*	*
June 25, 2031	2	*	*	*	*
June 25, 2032	1	*	*	*	*
June 25, 2033	1	*	*	*	*
June 25, 2034	*	*	*	*	*
June 25, 2035	0	0	0	0	0
WAL(yrs)	13.69	10.57	8.38	6.80	5.60

To Maturity

Percentage of Class A-4 Certificate Principal Balance Outstanding

Date	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR
Initial Percentage	100	100	100	100	100
June 25, 2006	84	79	74	69	63
June 25, 2007	71	62	54	47	40
June 25, 2008	60	49	40	31	24
June 25, 2009	50	39	30	22	16
June 25, 2010	42	31	22	15	10
June 25, 2011	35	24	16	10	6
June 25, 2012	29	19	12	7	4
June 25, 2013	24	15	9	5	3
June 25, 2014	20	12	6	3	2
June 25, 2015	17	9	5	2	1
June 25, 2016	14	7	3	2	1
June 25, 2017	11	6	3	1	*
June 25, 2018	9	4	2	1	*
June 25, 2019	8	3	1	*	*
June 25, 2020	6	3	1	*	*
June 25, 2021	5	2	1	*	*
June 25, 2022	4	1	*	*	*
June 25, 2023	3	1	*	*	*
June 25, 2024	3	1	*	*	*
June 25, 2025	2	1	*	*	*
June 25, 2026	2	*	*	*	*
June 25, 2027	1	*	*	*	*
June 25, 2028	1	*	*	*	*
June 25, 2029	1	*	*	*	*
June 25, 2030	1	*	*	*	*
June 25, 2031	*	*	*	*	*
June 25, 2032	*	*	*	*	*
June 25, 2033	*	*	*	*	*
June 25, 2034	*	*	*	*	*
June 25, 2035	0	0	0	0	0
WAL(yrs)	5.56	4.21	3.30	2.67	2.20

To Maturity

Percentage of Class M-1, Class M-2 and Class M-3 Certificate Principal Balance Outstanding

Date	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR
Initial Percentage	100	100	100	100	100
June 25, 2006	100	100	100	100	100
June 25, 2007	100	100	100	100	100
June 25, 2008	100	100	100	100	100
June 25, 2009	100	83	75	70	65
June 25, 2010	89	66	56	49	42
June 25, 2011	74	52	41	33	27
June 25, 2012	62	41	30	23	17
June 25, 2013	52	32	22	16	11
June 25, 2014	43	25	16	11	7
June 25, 2015	36	19	12	7	4
June 25, 2016	29	15	9	5	3
June 25, 2017	24	12	6	3	2
June 25, 2018	20	9	5	2	1
June 25, 2019	16	7	3	2	1
June 25, 2020	13	5	2	1	*
June 25, 2021	11	4	2	1	*
June 25, 2022	9	3	1	*	*
June 25, 2023	7	2	1	*	*
June 25, 2024	6	2	1	*	*
June 25, 2025	4	1	*	*	*
June 25, 2026	4	1	*	*	*
June 25, 2027	3	1	*	*	*
June 25, 2028	2	1	*	*	*
June 25, 2029	2	*	*	*	*
June 25, 2030	1	*	*	*	*
June 25, 2031	1	*	*	*	*
June 25, 2032	1	*	*	*	*
June 25, 2033	*	*	*	*	*
June 25, 2034	*	*	*	*	*
June 25, 2035	0	0	0	0	0
WAL(yrs)	9.60	7.33	6.33	5.73	5.29

Class A-1 Yield Table (To CPB)

	15% CPB To Maturity	20% CPB To Maturity	25% CPB To Maturity	30% CPB To Maturity	35% CPB To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
99.85000	4.88	4.85	4.82	4.79	4.76
99.90000	4.85	4.82	4.78	4.75	4.70
99.95000	4.83	4.79	4.75	4.70	4.65
100.00000	4.81	4.76	4.71	4.65	4.59
100.05000	4.78	4.73	4.67	4.61	4.54
100.10000	4.76	4.70	4.63	4.56	4.48
100.15000	4.74	4.67	4.59	4.51	4.43
100.20000	4.72	4.64	4.56	4.47	4.37
100.25000	4.69	4.61	4.52	4.42	4.32
100.30000	4.67	4.58	4.48	4.37	4.26
100.35000	4.65	4.55	4.44	4.33	4.21
100.40000	4.62	4.52	4.40	4.28	4.15
100.45000	4.60	4.49	4.37	4.24	4.10
100.50000	4.58	4.46	4.33	4.19	4.04
100.55000	4.56	4.43	4.29	4.14	3.99
100.60000	4.53	4.40	4.25	4.10	3.93
100.65000	4.51	4.37	4.22	4.05	3.88
100.70000	4.49	4.34	4.18	4.00	3.82
100.75000	4.47	4.31	4.14	3.96	3.77
100.80000	4.44	4.28	4.10	3.91	3.71
100.85000	4.42	4.25	4.07	3.87	3.66
100.90000	4.40	4.23	4.03	3.82	3.60
100.95000	4.38	4.20	3.99	3.78	3.55
101.00000	4.35	4.17	3.95	3.73	3.49
101.05000	4.33	4.14	3.92	3.68	3.44
101.10000	4.31	4.11	3.88	3.64	3.38
WAL(yrs)	2.40	1.80	1.40	1.13	0.94
Principal Window	Jul05 - Apr10	Jul05 - Oct09	Jul05 - Oct08	Jul05 - Feb08	Jul05 - Aug07

Class A-2 Yield Table (To CPB)

	15% CPB To Maturity	20% CPB To Maturity	25% CPB To Maturity	30% CPB To Maturity	35% CPB To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
99.35000	4.69	4.69	4.70	4.73	4.75
99.40000	4.68	4.68	4.69	4.71	4.73
99.45000	4.67	4.67	4.68	4.69	4.71
99.50000	4.66	4.66	4.66	4.68	4.69
99.55000	4.64	4.64	4.65	4.66	4.67
99.60000	4.63	4.63	4.64	4.64	4.65
99.65000	4.62	4.62	4.62	4.62	4.63
99.70000	4.61	4.61	4.61	4.61	4.61
99.75000	4.60	4.60	4.59	4.59	4.59
99.80000	4.59	4.58	4.58	4.57	4.57
99.85000	4.57	4.57	4.57	4.56	4.55
99.90000	4.56	4.56	4.55	4.54	4.53
99.95000	4.55	4.55	4.54	4.52	4.51
100.00000	4.54	4.54	4.53	4.51	4.49
100.05000	4.53	4.53	4.51	4.49	4.47
100.10000	4.51	4.51	4.50	4.47	4.45
100.15000	4.50	4.50	4.49	4.46	4.43
100.20000	4.49	4.49	4.47	4.44	4.41
100.25000	4.48	4.48	4.46	4.43	4.39
100.30000	4.47	4.47	4.45	4.41	4.37
100.35000	4.46	4.45	4.43	4.39	4.35
100.40000	4.44	4.44	4.42	4.38	4.33
100.45000	4.43	4.43	4.41	4.36	4.31
100.50000	4.42	4.42	4.39	4.34	4.29
100.55000	4.41	4.41	4.38	4.33	4.27
100.60000	4.40	4.39	4.37	4.31	4.25
WAL(yrs)	4.82	4.75	4.13	3.30	2.70
Principal Window	Apr10 - Apr10	Oct09 - Apr10	Oct08 - Apr10	Feb08 - Aug09	Aug07 - Oct08

Class A-3 Yield Table (To CPB)

	15% CPB To Maturity	20% CPB To Maturity	25% CPB To Maturity	30% CPB To Maturity	35% CPB To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
99.35000	4.57	4.57	4.57	4.57	4.57
99.40000	4.55	4.55	4.55	4.56	4.56
99.45000	4.54	4.54	4.54	4.54	4.55
99.50000	4.53	4.53	4.53	4.53	4.54
99.55000	4.52	4.52	4.52	4.52	4.52
99.60000	4.51	4.51	4.51	4.51	4.51
99.65000	4.50	4.50	4.50	4.50	4.50
99.70000	4.48	4.48	4.48	4.48	4.48
99.75000	4.47	4.47	4.47	4.47	4.47
99.80000	4.46	4.46	4.46	4.46	4.46
99.85000	4.45	4.45	4.45	4.45	4.45
99.90000	4.44	4.44	4.44	4.44	4.43
99.95000	4.43	4.43	4.43	4.42	4.42
100.00000	4.41	4.41	4.41	4.41	4.41
100.05000	4.40	4.40	4.40	4.40	4.40
100.10000	4.39	4.39	4.39	4.39	4.38
100.15000	4.38	4.38	4.38	4.38	4.37
100.20000	4.37	4.37	4.37	4.37	4.36
100.25000	4.36	4.36	4.36	4.35	4.35
100.30000	4.34	4.34	4.34	4.34	4.33
100.35000	4.33	4.33	4.33	4.33	4.32
100.40000	4.32	4.32	4.32	4.32	4.31
100.45000	4.31	4.31	4.31	4.31	4.29
100.50000	4.30	4.30	4.30	4.29	4.28
100.55000	4.29	4.29	4.29	4.28	4.27
100.60000	4.27	4.27	4.27	4.27	4.26
100.65000	4.26	4.26	4.26	4.26	4.24
WAL(yrs)	4.82	4.82	4.82	4.74	4.43
Principal Window	Apr10 - Apr10	Apr10 - Apr10	Apr10 - Apr10	Aug09 - Apr10	Oct08 - Apr10

Class A-4 Yield Table (To CPB)

	15% CPB *To Maturity*	20% CPB *To Maturity*	25% CPB *To Maturity*	30% CPB *To Maturity*	35% CPB *To Maturity*
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
100.05000	4.83	4.81	4.79	4.77	4.75
100.10000	4.81	4.79	4.77	4.75	4.72
100.15000	4.79	4.77	4.75	4.72	4.69
100.20000	4.78	4.75	4.73	4.70	4.66
100.25000	4.76	4.74	4.71	4.67	4.63
100.30000	4.74	4.72	4.68	4.65	4.61
100.35000	4.73	4.70	4.66	4.62	4.58
100.40000	4.71	4.68	4.64	4.60	4.55
100.45000	4.69	4.66	4.62	4.57	4.52
100.50000	4.68	4.64	4.60	4.55	4.50
100.55000	4.66	4.62	4.58	4.53	4.47
100.60000	4.64	4.60	4.55	4.50	4.44
100.65000	4.62	4.58	4.53	4.48	4.41
100.70000	4.61	4.56	4.51	4.45	4.38
100.75000	4.59	4.54	4.49	4.43	4.36
100.80000	4.57	4.53	4.47	4.40	4.33
100.85000	4.56	4.51	4.45	4.38	4.30
100.90000	4.54	4.49	4.43	4.35	4.27
100.95000	4.52	4.47	4.40	4.33	4.25
101.00000	4.51	4.45	4.38	4.31	4.22
101.05000	4.49	4.43	4.36	4.28	4.19
101.10000	4.47	4.41	4.34	4.26	4.16
101.15000	4.46	4.39	4.32	4.23	4.14
101.20000	4.44	4.37	4.30	4.21	4.11
101.25000	4.42	4.35	4.28	4.18	4.08
101.30000	4.41	4.34	4.25	4.16	4.05
101.35000	4.39	4.32	4.23	4.14	4.03
WAL(yrs)	3.29	2.90	2.54	2.23	1.95
Principal Window	Jul05 - Apr10	Jul05 - Apr10	Jul05 - Apr10	Jul05 - Apr10	Jul05 - Apr10

Class A-IO Yield Table (To CPB)

	15% CPB *To Maturity*	20% CPB *To Maturity*	25% CPB *To Maturity*	30% CPB *To Maturity*	35% CPB *To Maturity*
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
0.87000	42.02	41.89	40.49	37.68	33.54
0.88000	41.26	41.13	39.71	36.90	32.73
0.89000	40.51	40.38	38.96	36.13	31.95
0.90000	39.78	39.65	38.21	35.37	31.18
0.91000	39.06	38.93	37.49	34.63	30.43
0.92000	38.36	38.23	36.77	33.91	29.69
0.93000	37.66	37.53	36.07	33.19	28.96
0.94000	36.99	36.85	35.38	32.49	28.25
0.95000	36.32	36.19	34.71	31.81	27.55
0.96000	35.67	35.53	34.04	31.13	26.86
0.97000	35.02	34.89	33.39	30.47	26.19
0.98000	34.39	34.26	32.75	29.82	25.52
0.99000	33.77	33.64	32.12	29.18	24.87
1.00000	33.16	33.03	31.50	28.55	24.23
1.01000	32.57	32.43	30.90	27.93	23.61
1.02000	31.98	31.84	30.30	27.32	22.99
1.03000	31.40	31.26	29.71	26.73	22.38
1.04000	30.83	30.69	29.13	26.14	21.78
1.05000	30.27	30.13	28.57	25.56	21.19
1.06000	29.72	29.57	28.01	24.99	20.62
1.07000	29.17	29.03	27.46	24.43	20.05
1.08000	28.64	28.49	26.91	23.88	19.49
1.09000	28.11	27.97	26.38	23.34	18.93
1.10000	27.60	27.45	25.85	22.81	18.39
1.11000	27.09	26.94	25.34	22.28	17.86
1.12000	26.58	26.43	24.83	21.76	17.33
WAL(yrs)	4.82	4.79	4.53	4.13	3.70
Principal Window	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA

Class M-1 Yield Table (To CPB)

	15% CPB *To Maturity*	20% CPB *To Maturity*	25% CPB *To Maturity*	30% CPB *To Maturity*	35% CPB *To Maturity*
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
99.74000	4.94	4.94	4.94	4.94	4.94
99.76000	4.94	4.94	4.94	4.94	4.94
99.78000	4.93	4.93	4.93	4.93	4.93
99.80000	4.93	4.93	4.93	4.93	4.92
99.82000	4.92	4.92	4.92	4.92	4.92
99.84000	4.92	4.92	4.92	4.91	4.91
99.86000	4.91	4.91	4.91	4.91	4.91
99.88000	4.91	4.91	4.91	4.90	4.90
99.90000	4.90	4.90	4.90	4.90	4.90
99.92000	4.90	4.90	4.89	4.89	4.89
99.94000	4.89	4.89	4.89	4.89	4.89
99.96000	4.89	4.89	4.88	4.88	4.88
99.98000	4.89	4.88	4.88	4.88	4.88
100.00000	4.88	4.88	4.87	4.87	4.87
100.02000	4.88	4.87	4.87	4.87	4.87
100.04000	4.87	4.87	4.86	4.86	4.86
100.06000	4.87	4.86	4.86	4.86	4.86
100.08000	4.86	4.86	4.85	4.85	4.85
100.10000	4.86	4.85	4.85	4.85	4.85
100.12000	4.85	4.85	4.84	4.84	4.84
100.14000	4.85	4.84	4.84	4.84	4.83
100.16000	4.84	4.84	4.83	4.83	4.83
100.18000	4.84	4.83	4.83	4.83	4.82
100.20000	4.83	4.83	4.82	4.82	4.82
100.22000	4.83	4.82	4.82	4.82	4.81
100.24000	4.82	4.82	4.81	4.81	4.81
100.26000	4.82	4.81	4.81	4.81	4.80
WAL(yrs)	4.79	4.55	4.42	4.34	4.27
Principal Window	Jul05 - Apr10	Jul05 - Apr10	Jul05 - Apr10	Jul05 - Apr10	Jul05 - Apr10

Class M-2 Yield Table (To CPB)

	15% CPB To Maturity	20% CPB To Maturity	25% CPB To Maturity	30% CPB To Maturity	35% CPB To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
98.35000	5.28	5.29	5.30	5.31	5.31
98.40000	5.27	5.28	5.29	5.29	5.30
98.45000	5.25	5.27	5.28	5.28	5.29
98.50000	5.24	5.26	5.26	5.27	5.27
98.55000	5.23	5.24	5.25	5.25	5.26
98.60000	5.22	5.23	5.24	5.24	5.25
98.65000	5.20	5.22	5.22	5.23	5.23
98.70000	5.19	5.20	5.21	5.21	5.22
98.75000	5.18	5.19	5.20	5.20	5.21
98.80000	5.17	5.18	5.18	5.19	5.19
98.85000	5.16	5.17	5.17	5.17	5.18
98.90000	5.14	5.15	5.16	5.16	5.17
98.95000	5.13	5.14	5.15	5.15	5.15
99.00000	5.12	5.13	5.13	5.14	5.14
99.05000	5.11	5.12	5.12	5.12	5.12
99.10000	5.10	5.10	5.11	5.11	5.11
99.15000	5.08	5.09	5.09	5.10	5.10
99.20000	5.07	5.08	5.08	5.08	5.08
99.25000	5.06	5.06	5.07	5.07	5.07
99.30000	5.05	5.05	5.05	5.06	5.06
99.35000	5.04	5.04	5.04	5.04	5.04
99.40000	5.02	5.03	5.03	5.03	5.03
99.45000	5.01	5.01	5.02	5.02	5.02
99.50000	5.00	5.00	5.00	5.00	5.00
99.55000	4.99	4.99	4.99	4.99	4.99
99.60000	4.98	4.98	4.98	4.98	4.98
99.65000	4.96	4.96	4.96	4.96	4.96
WAL(yrs)	4.79	4.55	4.42	4.34	4.27
Principal Window	Jul05 - Apr10	Jul05 - Apr10	Jul05 - Apr10	Jul05 - Apr10	Jul05 - Apr10

Class M-3 Yield Table (To CPB)

	15% CPB *To Maturity*	20% CPB *To Maturity*	25% CPB *To Maturity*	30% CPB *To Maturity*	35% CPB *To Maturity*
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
96.35000	5.77	5.81	5.83	5.85	5.86
96.40000	5.76	5.80	5.82	5.83	5.85
96.45000	5.75	5.78	5.81	5.82	5.83
96.50000	5.73	5.77	5.79	5.81	5.82
96.55000	5.72	5.76	5.78	5.79	5.81
96.60000	5.71	5.74	5.77	5.78	5.79
96.65000	5.70	5.73	5.75	5.76	5.78
96.70000	5.68	5.72	5.74	5.75	5.76
96.75000	5.67	5.71	5.73	5.74	5.75
96.80000	5.66	5.69	5.71	5.72	5.74
96.85000	5.65	5.68	5.70	5.71	5.72
96.90000	5.63	5.67	5.69	5.70	5.71
96.95000	5.62	5.65	5.67	5.68	5.70
97.00000	5.61	5.64	5.66	5.67	5.68
97.05000	5.60	5.63	5.65	5.66	5.67
97.10000	5.58	5.61	5.63	5.64	5.65
97.15000	5.57	5.60	5.62	5.63	5.64
97.20000	5.56	5.59	5.61	5.62	5.63
97.25000	5.55	5.58	5.59	5.60	5.61
97.30000	5.53	5.56	5.58	5.59	5.60
97.35000	5.52	5.55	5.57	5.58	5.59
97.40000	5.51	5.54	5.55	5.56	5.57
97.45000	5.50	5.52	5.54	5.55	5.56
97.50000	5.49	5.51	5.53	5.54	5.54
97.55000	5.47	5.50	5.51	5.52	5.53
97.60000	5.46	5.49	5.50	5.51	5.52
WAL(yrs)	4.79	4.55	4.42	4.34	4.27
Principal Window	Jul05 - Apr10	Jul05 - Apr10	Jul05 - Apr10	Jul05 - Apr10	Jul05 - Apr10

Class A-1 Yield Table (To Maturity)

	15% CPR To Maturity	20% CPR To Maturity	25% CPR To Maturity	30% CPR To Maturity	35% CPR To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
99.85000	4.89	4.85	4.82	4.79	4.76
99.90000	4.87	4.82	4.78	4.75	4.70
99.95000	4.85	4.79	4.75	4.70	4.65
100.00000	4.82	4.76	4.71	4.65	4.59
100.05000	4.80	4.73	4.67	4.61	4.54
100.10000	4.78	4.70	4.63	4.56	4.48
100.15000	4.76	4.67	4.59	4.51	4.43
100.20000	4.73	4.64	4.56	4.47	4.37
100.25000	4.71	4.61	4.52	4.42	4.32
100.30000	4.69	4.58	4.48	4.37	4.26
100.35000	4.67	4.55	4.44	4.33	4.21
100.40000	4.64	4.52	4.40	4.28	4.15
100.45000	4.62	4.49	4.37	4.24	4.10
100.50000	4.60	4.46	4.33	4.19	4.04
100.55000	4.58	4.43	4.29	4.14	3.99
100.60000	4.56	4.40	4.25	4.10	3.93
100.65000	4.53	4.37	4.22	4.05	3.88
100.70000	4.51	4.34	4.18	4.00	3.82
100.75000	4.49	4.31	4.14	3.96	3.77
100.80000	4.47	4.28	4.10	3.91	3.71
100.85000	4.44	4.25	4.07	3.87	3.66
100.90000	4.42	4.23	4.03	3.82	3.60
100.95000	4.40	4.20	3.99	3.78	3.55
101.00000	4.38	4.17	3.95	3.73	3.49
101.05000	4.36	4.14	3.92	3.68	3.44
101.10000	4.33	4.11	3.88	3.64	3.38
101.15000	4.31	4.08	3.84	3.59	3.33
WAL(yrs)	2.46	1.80	1.40	1.13	0.94
Principal Window	Jul05 - Apr11	Jul05 - Oct09	Jul05 - Oct08	Jul05 - Feb08	Jul05 - Aug07

Class A-2 Yield Table (To Maturity)

	15% CPR To Maturity	20% CPR To Maturity	25% CPR To Maturity	30% CPR To Maturity	35% CPR To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
99.35000	4.98	4.80	4.71	4.73	4.75
99.40000	4.98	4.79	4.70	4.71	4.73
99.45000	4.97	4.77	4.68	4.69	4.71
99.50000	4.96	4.76	4.67	4.68	4.69
99.55000	4.95	4.75	4.66	4.66	4.67
99.60000	4.94	4.74	4.64	4.64	4.65
99.65000	4.93	4.73	4.63	4.62	4.63
99.70000	4.93	4.72	4.61	4.61	4.61
99.75000	4.92	4.71	4.60	4.59	4.59
99.80000	4.91	4.70	4.59	4.57	4.57
99.85000	4.90	4.69	4.57	4.56	4.55
99.90000	4.89	4.68	4.56	4.54	4.53
99.95000	4.88	4.67	4.55	4.52	4.51
100.00000	4.88	4.66	4.53	4.51	4.49
100.05000	4.87	4.65	4.52	4.49	4.47
100.10000	4.86	4.64	4.51	4.47	4.45
100.15000	4.85	4.62	4.49	4.46	4.43
100.20000	4.84	4.61	4.48	4.44	4.41
100.25000	4.83	4.60	4.47	4.43	4.39
100.30000	4.83	4.59	4.45	4.41	4.37
100.35000	4.82	4.58	4.44	4.39	4.35
100.40000	4.81	4.57	4.43	4.38	4.33
100.45000	4.80	4.56	4.41	4.36	4.31
100.50000	4.79	4.55	4.40	4.34	4.29
100.55000	4.78	4.54	4.39	4.33	4.27
100.60000	4.78	4.53	4.37	4.31	4.25
100.65000	4.77	4.52	4.36	4.29	4.23
WAL(yrs)	7.16	5.37	4.16	3.30	2.70
Principal Window	Apr11 - Apr14	Oct09 - Feb12	Oct08 - Aug10	Feb08 - Aug09	Aug07 - Oct08

Class A-3 Yield Table (To Maturity)

	15% CPR *To Maturity*	20% CPR *To Maturity*	25% CPR *To Maturity*	30% CPR *To Maturity*	35% CPR *To Maturity*
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
99.35000	5.20	5.10	4.98	4.86	4.77
99.40000	5.20	5.09	4.97	4.85	4.76
99.45000	5.19	5.09	4.97	4.84	4.75
99.50000	5.19	5.08	4.96	4.83	4.74
99.55000	5.18	5.07	4.95	4.82	4.73
99.60000	5.18	5.07	4.94	4.82	4.72
99.65000	5.17	5.06	4.94	4.81	4.71
99.70000	5.17	5.06	4.93	4.80	4.70
99.75000	5.16	5.05	4.92	4.79	4.69
99.80000	5.16	5.04	4.91	4.78	4.68
99.85000	5.15	5.04	4.91	4.77	4.67
99.90000	5.15	5.03	4.90	4.76	4.66
99.95000	5.14	5.02	4.89	4.75	4.65
100.00000	5.13	5.02	4.88	4.74	4.64
100.05000	5.13	5.01	4.88	4.74	4.63
100.10000	5.12	5.01	4.87	4.73	4.61
100.15000	5.12	5.00	4.86	4.72	4.60
100.20000	5.11	4.99	4.85	4.71	4.59
100.25000	5.11	4.99	4.85	4.70	4.58
100.30000	5.10	4.98	4.84	4.69	4.57
100.35000	5.10	4.97	4.83	4.68	4.56
100.40000	5.09	4.97	4.82	4.67	4.55
100.45000	5.09	4.96	4.82	4.67	4.54
100.50000	5.08	4.96	4.81	4.66	4.53
100.55000	5.08	4.95	4.80	4.65	4.52
100.60000	5.07	4.94	4.79	4.64	4.51
100.65000	5.07	4.94	4.79	4.63	4.50
WAL(yrs)	13.69	10.57	8.38	6.80	5.60
Principal Window	Apr14 - Apr35	Feb12 - Apr35	Aug10 - Apr35	Aug09 - Apr35	Oct08 - Apr35

Class A-4 Yield Table (To Maturity)

	15% CPR *To Maturity*	20% CPR *To Maturity*	25% CPR *To Maturity*	30% CPR *To Maturity*	35% CPR *To Maturity*
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
100.05000	5.12	5.03	4.96	4.89	4.83
100.10000	5.10	5.02	4.94	4.87	4.81
100.15000	5.09	5.01	4.92	4.85	4.78
100.20000	5.08	4.99	4.91	4.83	4.76
100.25000	5.07	4.98	4.89	4.81	4.73
100.30000	5.06	4.96	4.87	4.79	4.70
100.35000	5.05	4.95	4.85	4.76	4.68
100.40000	5.04	4.93	4.84	4.74	4.65
100.45000	5.02	4.92	4.82	4.72	4.63
100.50000	5.01	4.90	4.80	4.70	4.60
100.55000	5.00	4.89	4.78	4.68	4.58
100.60000	4.99	4.88	4.77	4.66	4.55
100.65000	4.98	4.86	4.75	4.64	4.53
100.70000	4.97	4.85	4.73	4.62	4.50
100.75000	4.96	4.83	4.71	4.59	4.48
100.80000	4.94	4.82	4.70	4.57	4.45
100.85000	4.93	4.80	4.68	4.55	4.43
100.90000	4.92	4.79	4.66	4.53	4.40
100.95000	4.91	4.78	4.64	4.51	4.38
101.00000	4.90	4.76	4.63	4.49	4.35
101.05000	4.89	4.75	4.61	4.47	4.33
101.10000	4.88	4.73	4.59	4.45	4.30
101.15000	4.87	4.72	4.57	4.43	4.28
101.20000	4.85	4.71	4.56	4.41	4.25
101.25000	4.84	4.69	4.54	4.38	4.23
101.30000	4.83	4.68	4.52	4.36	4.20
101.35000	4.82	4.66	4.50	4.34	4.18
WAL(yrs)	5.56	4.21	3.30	2.67	2.20
Principal Window	Jul05 - Apr35	Jul05 - Apr35	Jul05 - Apr35	Jul05 - Apr35	Jul05 - Apr35

Class A-IO Yield Table (To Maturity)

	15% CPR To Maturity	20% CPR To Maturity	25% CPR To Maturity	30% CPR To Maturity	35% CPR To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
0.87000	42.02	41.89	40.49	37.68	33.54
0.88000	41.26	41.13	39.71	36.90	32.73
0.89000	40.51	40.38	38.96	36.13	31.95
0.90000	39.78	39.65	38.21	35.37	31.18
0.91000	39.06	38.93	37.49	34.63	30.43
0.92000	38.36	38.23	36.77	33.91	29.69
0.93000	37.66	37.53	36.07	33.19	28.96
0.94000	36.99	36.85	35.38	32.49	28.25
0.95000	36.32	36.19	34.71	31.81	27.55
0.96000	35.67	35.53	34.04	31.13	26.86
0.97000	35.02	34.89	33.39	30.47	26.19
0.98000	34.39	34.26	32.75	29.82	25.52
0.99000	33.77	33.64	32.12	29.18	24.87
1.00000	33.16	33.03	31.50	28.55	24.23
1.01000	32.57	32.43	30.90	27.93	23.61
1.02000	31.98	31.84	30.30	27.32	22.99
1.03000	31.40	31.26	29.71	26.73	22.38
1.04000	30.83	30.69	29.13	26.14	21.78
1.05000	30.27	30.13	28.57	25.56	21.19
1.06000	29.72	29.57	28.01	24.99	20.62
1.07000	29.17	29.03	27.46	24.43	20.05
1.08000	28.64	28.49	26.91	23.88	19.49
1.09000	28.11	27.97	26.38	23.34	18.93
1.10000	27.60	27.45	25.85	22.81	18.39
1.11000	27.09	26.94	25.34	22.28	17.86
1.12000	26.58	26.43	24.83	21.76	17.33
1.13000	26.09	25.94	24.32	21.25	16.81
WAL(yrs)	10.94	8.38	6.60	5.32	4.38
Principal Window	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA

Class M-1 Yield Table (To Maturity)

	15% CPR *To Maturity*	20% CPR *To Maturity*	25% CPR *To Maturity*	30% CPR *To Maturity*	35% CPR *To Maturity*
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
99.74000	5.26	5.18	5.13	5.09	5.06
99.76000	5.26	5.18	5.13	5.09	5.06
99.78000	5.25	5.17	5.12	5.09	5.05
99.80000	5.25	5.17	5.12	5.08	5.05
99.82000	5.25	5.17	5.12	5.08	5.04
99.84000	5.25	5.16	5.11	5.07	5.04
99.86000	5.24	5.16	5.11	5.07	5.04
99.88000	5.24	5.16	5.10	5.06	5.03
99.90000	5.24	5.15	5.10	5.06	5.03
99.92000	5.23	5.15	5.10	5.06	5.02
99.94000	5.23	5.14	5.09	5.05	5.02
99.96000	5.23	5.14	5.09	5.05	5.01
99.98000	5.23	5.14	5.08	5.04	5.01
100.00000	5.22	5.13	5.08	5.04	5.00
100.02000	5.22	5.13	5.08	5.03	5.00
100.04000	5.22	5.13	5.07	5.03	5.00
100.06000	5.22	5.12	5.07	5.03	4.99
100.08000	5.21	5.12	5.06	5.02	4.99
100.10000	5.21	5.12	5.06	5.02	4.98
100.12000	5.21	5.11	5.06	5.01	4.98
100.14000	5.20	5.11	5.05	5.01	4.97
100.16000	5.20	5.11	5.05	5.01	4.97
100.18000	5.20	5.10	5.05	5.00	4.96
100.20000	5.20	5.10	5.04	5.00	4.96
100.22000	5.19	5.10	5.04	4.99	4.96
100.24000	5.19	5.09	5.03	4.99	4.95
100.26000	5.19	5.09	5.03	4.98	4.95
WAL(yrs)	9.60	7.33	6.33	5.73	5.29
Principal Window	Jul05 - Apr35	Jul05 - Apr35	Jul05 - Apr35	Jul05 - Apr35	Jul05 - Apr35

Class M-2 Yield Table (To Maturity)

	15% CPR To Maturity	20% CPR To Maturity	25% CPR To Maturity	30% CPR To Maturity	35% CPR To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
98.35000	5.46	5.42	5.40	5.39	5.38
98.40000	5.45	5.41	5.39	5.38	5.36
98.45000	5.44	5.40	5.38	5.37	5.35
98.50000	5.43	5.40	5.37	5.36	5.34
98.55000	5.43	5.39	5.36	5.34	5.33
98.60000	5.42	5.38	5.35	5.33	5.32
98.65000	5.41	5.37	5.34	5.32	5.31
98.70000	5.41	5.36	5.33	5.31	5.30
98.75000	5.40	5.35	5.32	5.30	5.29
98.80000	5.39	5.34	5.31	5.29	5.27
98.85000	5.39	5.33	5.30	5.28	5.26
98.90000	5.38	5.33	5.29	5.27	5.25
98.95000	5.37	5.32	5.28	5.26	5.24
99.00000	5.36	5.31	5.27	5.25	5.23
99.05000	5.36	5.30	5.26	5.24	5.22
99.10000	5.35	5.29	5.26	5.23	5.21
99.15000	5.34	5.28	5.25	5.22	5.19
99.20000	5.34	5.27	5.24	5.21	5.18
99.25000	5.33	5.26	5.23	5.20	5.17
99.30000	5.32	5.26	5.22	5.19	5.16
99.35000	5.31	5.25	5.21	5.18	5.15
99.40000	5.31	5.24	5.20	5.16	5.14
99.45000	5.30	5.23	5.19	5.15	5.13
99.50000	5.29	5.22	5.18	5.14	5.12
99.55000	5.29	5.21	5.17	5.13	5.10
99.60000	5.28	5.20	5.16	5.12	5.09
99.65000	5.27	5.20	5.15	5.11	5.08
WAL(yrs)	9.60	7.33	6.33	5.73	5.29
Principal Window	Jul05 - Apr35	Jul05 - Apr35	Jul05 - Apr35	Jul05 - Apr35	Jul05 - Apr35

Class M-3 Yield Table (To Maturity)

	15% CPR To Maturity	20% CPR To Maturity	25% CPR To Maturity	30% CPR To Maturity	35% CPR To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
96.35000	5.75	5.78	5.80	5.82	5.84
96.40000	5.74	5.77	5.79	5.81	5.83
96.45000	5.73	5.76	5.78	5.80	5.81
96.50000	5.72	5.75	5.77	5.79	5.80
96.55000	5.72	5.74	5.76	5.78	5.79
96.60000	5.71	5.73	5.75	5.77	5.78
96.65000	5.70	5.73	5.74	5.75	5.77
96.70000	5.69	5.72	5.73	5.74	5.76
96.75000	5.69	5.71	5.72	5.73	5.74
96.80000	5.68	5.70	5.71	5.72	5.73
96.85000	5.67	5.69	5.70	5.71	5.72
96.90000	5.67	5.68	5.69	5.70	5.71
96.95000	5.66	5.67	5.68	5.69	5.70
97.00000	5.65	5.66	5.67	5.68	5.69
97.05000	5.64	5.65	5.66	5.67	5.67
97.10000	5.64	5.64	5.65	5.66	5.66
97.15000	5.63	5.64	5.64	5.65	5.65
97.20000	5.62	5.63	5.63	5.63	5.64
97.25000	5.61	5.62	5.62	5.62	5.63
97.30000	5.61	5.61	5.61	5.61	5.62
97.35000	5.60	5.60	5.60	5.60	5.61
97.40000	5.59	5.59	5.59	5.59	5.59
97.45000	5.59	5.58	5.58	5.58	5.58
97.50000	5.58	5.57	5.57	5.57	5.57
97.55000	5.57	5.56	5.56	5.56	5.56
97.60000	5.56	5.55	5.55	5.55	5.55
97.65000	5.56	5.55	5.54	5.54	5.54
WAL(yrs)	9.60	7.33	6.33	5.73	5.29
Principal Window	Jul05 - Apr35	Jul05 - Apr35	Jul05 - Apr35	Jul05 - Apr35	Jul05 - Apr35